

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 20, 2009

By U.S. Mail and Facsimile to: (330) 533-0451

Carl D. Culp
Executive Vice President and Chief Financial Officer
Farmers National Banc Corp.
20 South Broad Street
Canfield, OH 44406

> **Re: Farmers National Banc Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **File No. 000-12055**

Dear Mr. Culp:

　　We have reviewed the above referenced filing and related materials and your response letter July 13, 2009 and have the following comment. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Potential Payments Upon Termination or Change in Control, page 14

1.   We note your response to prior comment 5 that you will disclose all termination scenarios in the table in future filings. Please provide us with a draft of your proposed disclosure based upon a December 31, 2008 termination or change in control date.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Part I – Item 4. Controls and Procedures

2.   Please file an amended Form 10-Q that includes the disclosure required by this item.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel